Filed by Eurasian Minerals Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to
Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Bullion Monarch Mining, Inc.
Subject Company’s Commission File No.: 0-54045

     The Agreement and Plan of Merger (the “Merger Agreement”), dated February 7, 2012, by and among Eurasian Minerals Inc. (the “Company”), Bullion Monarch Mining, Inc. (“Bullion”) and EMX (Utah) Corp., relating to the Company’s proposed acquisition of Bullion, was furnished by the Company under cover of Form 6-K/A today (the “Amended 6-K”) and is hereby incorporated by reference. The Merger Agreement furnished with the Amended 6-K replaces the prior Merger Agreement furnished by the Company under cover of Form 6-K filed with the Securities and Exchange Commission on February 9, 2012 (the “Prior 6-K”), which omitted certain schedules thereto. Other than for the replacement of the prior Merger Agreement, no part of the Prior 6-K has been amended by the Amended 6-K.

Cautionary Note About the Merger Agreement

     The Merger Agreement has been furnished to provide investors with information regarding its terms. It is not intended to provide any other factual information about Eurasian or Bullion or any of their respective subsidiaries. In particular, the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential Disclosure Letters exchanged between the parties in connection with the signing of the Merger Agreement. The confidential Disclosure Letters contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement and any confidential Disclosure Letters filed herewith may be incomplete. Moreover, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk between Eurasian and Bullion rather than establishing matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to security holders. Security holders are not third-party beneficiaries under the Merger Agreement and should not rely on the representations and warranties in the Merger Agreement as characterizations of the actual state of facts about Eurasian, Bullion or their respective subsidiaries. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be reflected in Eurasian’s or Bullion’s public disclosures.

Additional Information and Where to Find It

     In connection with the proposed acquisition, Bullion plans to file with the Securities and Exchange Commission (the “SEC”) and mail to its shareholders a Proxy Statement/Prospectus and Eurasian plans to file with the SEC a Registration Statement on Form F-4. The Proxy Statement/Prospectus and the Registration Statement will contain important information about Eurasian, Bullion, the proposed acquisition and related matters. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND THE REGISTRATION STATEMENT CAREFULLY WHEN THEY ARE AVAILABLE. Investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus and the Registration Statement and other documents filed with the SEC by Eurasian and Bullion through the website maintained by the SEC at www.sec.gov and by contacting Eurasian Investor Relations at (303) 973-8585 or Bullion at (801) 426-8111. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC on Eurasian’s website at www.eurasianminerals.com and on Bullion’s website at www.bullionmm.com.

Participants in the Proposed Acquisition of Bullion

     Eurasian, Bullion and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Bullion in respect of the proposed acquisition. Information about the directors and executive officers of Eurasian can be found in its 2011 management’s information circular dated July 19, 2011 and available at www.sedar.com. Information about Bullion’s directors and executive officers is set forth in Bullion’s proxy statement on Schedule 14A filed with the SEC on August 29, 2011. Additional information regarding these persons who may, under the rules of the SEC, be considered participants in the solicitation of Bullion shareholders in connection with the proposed acquisition will be set forth in the Proxy Statement/Prospectus described above when it is filed with the SEC. You can obtain free copies of this document from Eurasian or Bullion using the contact information above.